EXHIBIT 99.1

Brookfield Business Partners Reports First Quarter 2021 Results

BROOKFIELD, News, May 05, 2021 (GLOBE NEWSWIRE) -- Brookfield Business Partners L.P. (NYSE: BBU) (TSX: BBU.UN) (“Brookfield Business Partners”) announced financial results for the quarter ended March 31, 2021.

“We generated strong performance to start the year and our businesses are benefiting from the continued recovery in conditions as global economies reopen," said Cyrus Madon, CEO of Brookfield Business Partners. “We completed the privatization of Sagen and advanced several capital recycling initiatives during the quarter which position us well for growth this year."

	Three Months Ended March 31,
US$ millions (except per unit amounts) unaudited	2021	2020
Net income (loss) attributable to unitholders[1]	$530	$(126)
Net income (loss) per limited partnership unit[2]	$3.57	$(0.84)

Company EBITDA[1,4]	$387	$294

Company FFO[1,3]	$545	$194
Company FFO per unit[2]	$3.67	$1.29
Company FFO, excluding gain (loss), net on acquisitions/dispositions[1,3]	$217	$152
Company FFO, excluding gain (loss), net on acquisitions/dispositions per unit[2]	$1.46	$1.01

Brookfield Business Partners generated Company EBITDA of $387 million for the three months ended March 31, 2021 compared to $294 million for the three months ended March 31, 2020 reflecting increased EBITDA in our Business Services and Industrials segments, partially offset by reduced contribution from our Infrastructure Services segment. For the three months ended March 31, 2021 Company FFO was $217 million ($1.46 per unit) compared to $152 million ($1.01 per unit) in the prior year on a comparable basis excluding the benefit of gains on dispositions.

Net income attributable to unitholders for the three months ended March 31, 2021 was $530 million ($3.57 per unit) compared to net loss of $126 million (loss of $0.84 per unit) in the prior year. Net income included gains generated from our reduced GrafTech interest, partially offset by costs recorded at Clarios primarily related to the closure of one of its North American recycling facilities and continued optimization of its U.S. operations.

Operational Update

The following table presents Company EBITDA by segment:

	Three Months Ended March 31,
US$ millions, unaudited	2021	2020
Business Services	$104	$19
Infrastructure Services	136	156
Industrials	172	145
Corporate and Other	(25)	(26)
Company EBITDA[1,4]	$387	$294

Our Business Services segment generated Company EBITDA of $104 million during the three months ended March 31, 2021, compared to $19 million in the same period in 2020. Results benefited from improved business conditions broadly, and normalized performance at our construction operations.

Our Infrastructure Services segment generated Company EBITDA of $136 million during the three months ended March 31, 2021, compared to $156 million in the same period in 2020. Results benefited from the full quarter contribution of BrandSafway which we acquired at the end of January 2020, offset by reduced contribution from Altera Infrastructure. In addition, performance at Westinghouse reflected normal seasonality aligned with the planned timing of customer outage cycles and fuel assembly shipments which were lower than prior year.

Our Industrials segment generated Company EBITDA of $172 million during the three months ended March 31, 2021 compared to $145 million in the same period in 2020. Increased contribution from Clarios was partially offset by reduced contribution from GrafTech due to our reduced ownership and lower realized sales prices of graphite electrodes.

The following table presents Company FFO by segment:

	Three Months Ended March 31,
US$ millions (except per unit amounts), unaudited	2021	2020
Business Services	$70	$42
Infrastructure Services	73	104
Industrials	421	57
Corporate and Other	(19)	(9)
Company FFO[1,3]	$545	$194
Gain (loss) on acquisitions/dispositions, net	328	42
Company FFO, excluding gain (loss), net on acquisitions/dispositions[1,3]	217	152
Company FFO, excluding gain (loss), net on acquisitions/dispositions per unit[2]	$1.46	$1.01

Company FFO for the three months ended March 31, 2021 increased to $545 million from $194 million in the same period in 2020. Company FFO included a $133 million after-tax gain on the sale of public security investments and a $195 million after-tax gain on the sale of GrafTech common shares during the quarter. Company FFO for the first quarter 2020 included an after-tax gain of $42 million on the sale of our cold storage logistics business.

Liquidity

We ended the quarter with approximately $2.4 billion of liquidity at the corporate level including $389 million of cash and liquid securities and $2.1 billion of availability on our credit facilities.

Strategic Initiatives

  Sagen MI Canada

  Subsequent to the end of the quarter, together with institutional partners, we completed the privatization of Sagen. Sagen raised approximately $750 million of financing as part of our privatization transaction. As a result, Brookfield Business Partners invested approximately $185 million for its share of the investment which increased our ownership interest in Sagen to approximately 40%.
  Investment in Public Securities

  In early 2020, together with institutional partners, we invested approximately $600 million in the equity of public securities. The appreciation in the value of our investment represents a total pre-tax gain of approximately $940 million, of which approximately $330 million is attributable to Brookfield Business Partners and during the quarter we sold a significant portion of these securities. Brookfield Business Partners’ share of the after-tax net proceeds from the securities sold was $133 million.
  GrafTech International (GrafTech)

  During the quarter, together with institutional partners, we sold 50 million common shares of GrafTech to advance the ongoing monetization of our investment for proceeds of approximately $565 million. Brookfield Business Partners' share of the after-tax net proceeds was approximately $170 million.
  Unit Repurchase Program

  For the three months ended March 31, 2021 we repurchased 363,102 of Brookfield Business Partners' units under our normal course issuer bid (NCIB).

Distribution

The Board of Directors has declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2021 to unitholders of record as at the close of business on May 28, 2021.

Additional Information

The Board has reviewed and approved this news release, including the summarized unaudited consolidated financial statements contained herein.

Brookfield Business Partners’ Letter to Unitholders and the Supplemental Information are available at https://bbu.brookfield.com/reports-and-filings.

Notes:

  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption-exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2021 was 148.5 million (2020: 150.6 million).
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reported period together with fair value changes recorded in prior periods. A reconciliation of net income to Company FFO is available on pages 8-10 of this release.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding the impact of our share of realized disposition gains and losses, interest income and expense, and current income taxes. A reconciliation of net income to Company EBITDA is available on pages 8-10 of this release.

Brookfield Business Partners is a business services and industrials company focused on owning and operating high-quality businesses that benefit from barriers to entry and/or low production costs.

Brookfield Business Partners is the flagship listed business services and industrials company of Brookfield Asset Management, a leading global alternative asset manager with over $600 billion of assets under management. More information is available at www.brookfield.com.

Brookfield Business Partners is listed on the New York and Toronto stock exchanges. For more information, please visit our website at https://bbu.brookfield.com.

Please note that Brookfield Business Partners' previous audited annual and unaudited quarterly reports have been filed on SEDAR and Edgar, and are available at https://bbu.brookfield.com/reports-and-filings. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

For more information, please contact:

Media: Claire Holland Tel: +1 (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Alan Fleming Tel: +1 (416) 645-2736 Email: alan.fleming@brookfield.com

Conference Call and Quarterly Earnings Webcast Details

Investors, analysts and other interested parties can access Brookfield Business Partners’ first quarter 2021 results as well as the Letter to Unitholders and Supplemental Information on our website under the Reports & Filings section at https://bbu.brookfield.com

The conference call can be accessed via webcast on May 5, 2021 at 11:00 a.m. Eastern Time at https://bbu.brookfield.com or via teleconference at +1 (866) 688-9431 toll free in the U.S. and Canada. For overseas calls please dial +1 (409) 216-0818, at approximately 10:50 a.m. Eastern Time. The Conference ID is 1596494. A recording of the conference call will be available until May 11, 2021 by dialing +1 (855) 859-2056 toll-free in the U.S. and Canada or +1 (404) 537-3406 for overseas calls (Conference ID 1596494). A replay of the webcast will be available at https://bbu.brookfield.com.

Cautionary Statement Regarding Forward-looking Statements and Information

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of Brookfield Business Partners, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of Brookfield Business Partners to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; including as a result of the ongoing novel coronavirus pandemic (“COVID-19”); the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the ability to appropriately manage human capital; the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; governmental investigations; litigation; changes in tax laws; ability to collect amounts owed; catastrophic events, such as earthquakes; hurricanes and pandemics/epidemics; the possible impact of international conflicts and other developments including terrorist acts and cyber terrorism; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

In addition, our future results may be impacted by the government mandated economic restrictions resulting from the ongoing COVID-19 pandemic and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may negatively impact our revenues, affect our ability to identify and complete future transactions, impact our liquidity position and result in a decrease of cash flows and impairment losses and/or revaluations on our investments and assets, and therefore we may be unable to achieve our expected returns. See “Risks Associated with the COVID-19 Pandemic” in the “Risks Factors” section included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 20-F for the year ended December 31, 2020.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, Brookfield Business Partners undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Cautionary Statement Regarding the Use of Non-IFRS Measures

This news release contains references to Non-IFRS Measures. When determining Company FFO and Company EBITDA, we include our unitholders’ share of Company FFO and Company EBITDA for equity accounted investments. Company FFO and Company EBITDA are not generally accepted accounting measures under IFRS and therefore may differ from definitions used by other entities. We believe these metrics are useful supplemental measures that may assist investors in assessing the financial performance of Brookfield Business Partners and its subsidiaries. However, Company FFO and Company EBITDA should not be considered in isolation from, or as substitutes for, analysis of our financial statements prepared in accordance with IFRS.

References to Brookfield Business Partners are to Brookfield Business Partners L.P. together with its subsidiaries, controlled affiliates and operating entities. Brookfield Business Partners’ results include publicly held limited partnership units, redemption-exchange units, general partnership units and special limited partnership units. More detailed information on certain references made in this news release will be available in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in our Form 6-K for the first quarter ended March 31, 2021.

Brookfield Business Partners L.P.
Consolidated Statements of Financial Position

	As at
US$ millions, unaudited	March 31, 2021		December 31, 2020

Assets
Cash and cash equivalents		$2,637		$2,743
Financial assets		9,761		8,796
Accounts and other receivable, net		5,158		4,989
Inventory and other assets		5,569		5,280
Property, plant and equipment		13,066		13,982
Deferred income tax assets		713		761
Intangible assets		10,803		11,261
Equity accounted investments		1,725		1,690
Goodwill		5,273		5,244
Total Assets		$54,705		$54,746

Liabilities and Equity
Liabilities
Corporate borrowings		$515		$610
Accounts payable and other		17,663		17,932
Non-recourse borrowings in subsidiaries of Brookfield Business Partners		22,159		23,166
Deferred income tax liabilities		1,567		1,701
		$41,904		$43,409
Equity
Limited partners	$2,141		$1,928
Non-Controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,913		1,564
Interest of others in operating subsidiaries	8,747		7,845
		12,801		11,337
Total Liabilities and Equity		$54,705		$54,746

Brookfield Business Partners L.P.
Consolidated Statements of Operating Results

US$ millions, unaudited	Three Months Ended March 31,
	2021	2020

Revenues	$9,829	$10,146
Direct operating costs	(8,436)	(8,901)
General and administrative expenses	(251)	(244)
Depreciation and amortization expense	(542)	(538)
Interest income (expense), net	(348)	(364)
Equity accounted income (loss), net	29	(9)
Impairment expense, net	(201)	(113)
Gain (loss) on acquisitions/dispositions, net	1,807	183
Other income (expense), net	39	(217)
Income (loss) before income tax	1,926	(57)
Income tax (expense) recovery
Current	(193)	(75)
Deferred	34	98
Net income (loss)	$1,767	$(34)
Attributable to:
Limited partners	$281	$(67)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.	249	(59)
Special Limited Partners	—	—
Interest of others in operating subsidiaries	$1,237	$92

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended March 31, 2021 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$1,922	$480	$771	$—	$3,173	$6,656	$9,829
Direct operating costs	(1,787)	(355)	(596)	(3)	(2,741)	(5,695)	(8,436)
General and administrative expenses	(34)	(17)	(23)	(22)	(96)	(155)	(251)
Equity accounted Company EBITDA[5]	3	28	20	—	51	45	96
Company EBITDA[1,3,4]	$104	$136	$172	$(25)	$387
Gain (loss) on acquisitions/dispositions, net[6]	—	—	402	—	402	732	1,134
Other income (expense), net[7]	(2)	(1)	—	—	(3)	(10)	(13)
Interest income (expense), net	(12)	(39)	(58)	(4)	(113)	(235)	(348)
Current income tax (expense) recovery[8]	(18)	(7)	(91)	10	(106)	(96)	(202)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[5]	(2)	(16)	(4)	—	(22)	(7)	(29)
Company FFO[1,2,4]	$70	$73	$421	$(19)	$545
Depreciation and amortization expense					(182)	(360)	(542)
Impairment expense, net					(58)	(143)	(201)
Gain (loss) on acquisitions/dispositions, net[6]					223	450	673
Current income tax (expense) recovery[8]					9	—	9
Other income (expense), net[7]					25	27	52
Deferred income tax (expense) recovery					(6)	40	34
Non-cash items attributable to equity accounted investments[5]					(26)	(12)	(38)
Net income (loss)[4]					$530	$1,237	$1,767

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The sum of these amounts equates to equity accounted income (loss), net of $29 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to gain (loss) on acquisitions/dispositions, net of $1,807 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to other income (expense), net of $39 million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to current income tax (expense) recovery of $(193) million as per the unaudited interim condensed consolidated statements of operating results.

Brookfield Business Partners L.P.
Statements of Company Funds from Operations

For the three months ended March 31, 2020 US$ millions, unaudited	Business Services	Infrastructure Services	Industrials	Corporate and Other	Total	Attributable to Non- controlling Interests	As per IFRS Financials
Revenues	$2,012	$498	$695	$—	$3,205	$6,941	$10,146
Direct operating costs	(1,965)	(347)	(528)	(2)	(2,842)	(6,059)	(8,901)
General and administrative expenses	(36)	(16)	(29)	(24)	(105)	(139)	(244)
Equity accounted Company EBITDA[5]	8	21	7	—	36	36	72
Company EBITDA[1,3,4]	$19	$156	$145	$(26)	$294
Gain (loss) on acquisitions/dispositions, net	46	—	(1)	—	45	138	183
Other income (expense), net[6]	2	(3)	—	—	(1)	1	—
Interest income (expense), net	(15)	(40)	(65)	6	(114)	(250)	(364)
Current income tax (expense) recovery	(9)	(2)	(21)	11	(21)	(54)	(75)
Realized disposition gain, current income taxes and interest expense related to equity accounted investments[5]	(1)	(7)	(1)	—	(9)	(5)	(14)
Company FFO[1,2,4]	$42	$104	$57	$(9)	$194
Depreciation and amortization expense					(179)	(359)	(538)
Impairment expense, net					(52)	(61)	(113)
Other income (expense), net[6]					(96)	(121)	(217)
Deferred income tax (expense) recovery					47	51	98
Non-cash items attributable to equity accounted investments[5]					(40)	(27)	(67)
Net income (loss)[4]					$(126)	$92	$(34)

Notes:

  The Statements of Company Funds from Operations above are prepared on a basis that is consistent with Brookfield Business Partners’ Supplemental Information and differs from net income as presented in Brookfield Business Partners’ Consolidated Statements of Operating Results on page 7 of this release, which is prepared in accordance with IFRS. Management uses Company FFO and Company EBITDA as key measures to evaluate operating performance. Readers are encouraged to consider all measures in assessing Brookfield Business Partners’ results.
  Company FFO is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as our share of net income and equity accounted income excluding the impact of depreciation and amortization, deferred income taxes, transaction costs, non-cash valuation gains or losses, impairment expense and other items. In order to provide additional insight regarding performance on a cumulative realized basis, Company FFO includes realized disposition gains or losses, along with associated tax impacts, recorded in net income, other comprehensive income, or directly in equity, such as ownership changes. These include gains or losses arising from transactions during the reporting period together with fair value changes recorded in prior periods.
  Company EBITDA is presented as a net amount attributable to unitholders and is a non-IFRS measure and is calculated as Company FFO excluding our share of realized disposition gains and losses, interest income and expense, and current income taxes.
  Attributable to limited partnership unitholders, general partnership unitholders, special limited partnership unitholders and redemption-exchange unitholders.
  The sum of these amounts equates to equity accounted income (loss), net of $(9) million as per the unaudited interim condensed consolidated statements of operating results.
  The sum of these amounts equates to other income (expense), net of $(217) million as per the unaudited interim condensed consolidated statements of operating results.